ING Life Insurance and Annuity Company
Variable Annuity Account C

ING MAP Plus NP^{SM}

Supplement dated August 12, 2005 to the
Contract Prospectus and Contract Prospectus Summary, each dated April 29, 2005

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Contract Prospectus Summary. You should read this Supplement along with the current Contract Prospectus and Contract Prospectus Summary.

1. The following footnote (5) is added to Allianz NFJ Small-Cap Value Fund (Class A) and footnote (6) is added to Lord Abbett Mid-Cap Value Fund (Class A) and Lord Abbett Small-Cap Value Fund (Class A) appearing in the list of "The Funds" on page 2 of the Contract Prospectus.

    > (5) Only available to plans that were offering this fund prior to May 6, 2005.
    > (6) Only available to plans that were offering this fund prior to September 1, 2005.

2. The information for the ING Van Kampen Comstock Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund fees and expenses.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING Van Kampen Comstock Portfolio (Service Class)⁽¹⁹⁾	0.60%	--	0.60%	1.20%	0.09%	1.11%

3. The Footnotes to "Fund Expense Table" beginning on page 10 of the Contract Prospectus are amended by adding the following to footnote (19):

    (19) In addition, effective June 1, 2005, ING Life Insurance and Annuity Company, the Portfolio's investment adviser, has contractually agreed to waive a portion of the management fee for ING Van Kampen Comstock Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.02%. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date.

4. The information for ING Intermediate Bond Fund and ING VP Balanced Portfolio, Inc. appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following to reflect changes in the funds' investment strategies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Funds Trust – ING Intermediate Bond Fund **(Class A shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income, consistent with the preservation of capital and liquidity. Under normal market conditions, will operate as a diversified fund and invest at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade (for example, rated at least BBB- by Standard & Poor's Rating Group or Baa3 by Moody's Investors Service, Inc.) or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; options and futures contracts involving securities, securities indices, and interest rates. May also engage in dollar roll transactions and swap agreements.
ING VP Balanced Portfolio, Inc. **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Normally invests up to 75% of total assets in equity securities and at least 25% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.

5. The information for ING Van Kampen Comstock Portfolio in footnote (1) on page 10 of the Contract Prospectus Summary is deleted and replaced with the following to reflect changes in fee waivers.

ING Van Kampen Comstock Portfolio – 1.11%